ATTORNEYS AT LAW
April 29, 2019

Michael J. FitzGerald*

Eoin L. Kreditor*

Eric P. Francisconi

Lynne Bolduc

George Vausher, LLM, CPA‡

Eric D. Dean

John C. Clough

David M. Lawrence

Natalie N. FitzGerald

David A. Kelly

Jodi M. Wirth

Brook John Changala

John M. Marston†

Deborah M. Rosenthal†

Maria M. Rullo†

Jeanine A. Scalero †

Larry S. Zeman†

VIA EMAIL

Sonia Barros, Esq.

Assistant Director

Kim McManus, Esq.

Senior Attorney

Securities and Exchange Commission

Washington, D.C. 20549

Re:	ShiftPixy, Inc. Amendment No. 1 to Registration Statement on Form S-3 filed April 2, 2019 File Number 333-230682

Dear Ms. McManus:

We have received your comment letter dated April 15, 2019 (the “Comment Letter”) regarding the Registration Statement on Form S-3 filed on April 2, 2019 (the “Registration Statement”) on behalf of ShiftPixy, Inc. (the “Company”). We have prepared the following responses describing the general action(s) taken regarding each comment in the Comment Letter. The following numbers are coordinated to the comment numbers in the Comment Letter.

General

1.      There is a comment as to whether this registration of shares is an indirect primary offering rather than a secondary offering. We believe that this registration is a secondary offering as we discussed on our telephone conference on April 18, 2019.

While not precedent, it is relevant to the discussion that the Company registered a number of shares in a nearly identical transaction for these four shareholders (plus one shareholder not in the present registration) as a secondary offering (the “June loan”) on October 1, 2018 which was declared effective on October 29, 2018.

For the sake of completeness, there was also a small registration for a settlement related to the June loan filed on December 24, 2018 as a secondary offering which was declared effective on February 1, 2019 (the “December settlement’).

2 Park Plaza, Suite 850 ˖ Irvine, CA 92614 | Tel: 949-788-8900 ˖ Fax:  949-788-8980 ˖ www.fyklaw.com

*Professional Corporation ˖ †Of Counsel ˖ ‡Certified Specialist in Estate Planning, Trust & Probate Law, and in Taxation Law, State Bar of California

April 29, 2019
Page 2 of 5

In early 2019, the Company was in need of additional cash and reached out to the investment bankers for the June loan. The investment bankers reached out to the five lenders which loaned money to the Company in the June loan and four out of the five agreed to loan additional amounts to the Company under similar terms as the June loan (the “March loan”). The March loan closed on March 12, 2019.

The March loan was made pursuant to a Convertible Note (the “Note”) and included Warrants as did the June loan. With respect to the March loan, no amounts under the Note have been converted to date nor any Warrants exercised.

As was noted, the number of shares being registered for resale is large. This is due first to the requirement in the March loan documents that the Company actually register 200% of the maximum number of shares issuable under the March loan Note and Warrants. Due to the floor of $0.31, we calculate the maximum number of shares issuable, should that come to pass, under the March loan to be 15,322,581 shares if all amounts under the Note are converted and 2,840,909 shares if all Warrants are exercised for a total of 18,163,490 shares.

Second, with respect to the number of shares being registered, not only are we registering 200% of the maximum number of shares, we are registering the number of shares convertible at the floor price of $0.31 not the initial conversion price of $1.67. It is unlikely that the Company would have to issue the total of 15,322,581 shares as the price at which the Note may be converted (if ever) may not be at $0.31 for all of the conversions. The Company’s stock has traded at a low of $1.00 and a high of $5.37 over the last year.

It is also important to note that no Selling Shareholder may convert any portion of their Notes nor exercise any portion of their Warrants if such conversion and/or exercise would result in the Selling Shareholder owning more than 4.99% of our outstanding securities, subject to an increase to an amount not in excess of 9.99% upon 60 days prior written notice.

With that background, we analyzed the pending registration using the criteria set forth in the Securities Act Forms Compliance and Disclosure Interpretations 214.02:

“The question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds. Consideration should be given to:

1.	how long the selling shareholders have held the shares,”

The Notes and Warrants were issued on March 12, 2019 and while they are considered securities and we are registering the shares underlying the Notes and Warrants, it is possible that these instruments may never be converted/exercised and the underlying shares which are being registered may never be issued, or if converted/exercised, the underlying shares may be issued on a rolling basis through September 12, 2020 (maturity of Notes) and March 12, 2024 (expiration date of Warrants), respectively. The shares being registered may not be issued in any large amount lump sum due to the blocker provisions that no more than 4.99% of the total outstanding may be issued to any Selling Shareholder (which may be increased to 9.99% upon 60 days prior written notice). Therefore, we anticipate that the Selling Shareholders will hold the Notes and Warrants for some time (months to years) and then may only partially convert and exercise due to the blocker provisions.

April 29, 2019
Page 3 of 5

2.	“the circumstances under which they received them,”

This transaction was a loan of cash from four institutions, not a traditional sale of common stock in exchange for cash. The Company has the option of repaying the loan in full at any time, leaving the lenders with only the Warrants. These facts weigh on the side of this being a secondary offering, i.e., a registration of the shares underlying the Note and Warrant which will take place in the future, not the primary transaction itself which was the loan.

3.	“their relationship to the issuer,”

The four lenders are unaffiliated third parties introduced to the Company by the investment bankers involved in this transaction, Drexel and Stifel. The Company had no prior relationship with the lenders and has no other relationship with the lenders other than the June and March loans.

4.	“the amount of shares involved,”

The Company was required by the March loan documents to register 200% of the maximum number of shares issuable under the March loan Note and Warrants. Due to the floor of $0.31, we calculate the actual maximum number of shares issuable, should that come to pass, under the March loan to be 15,322,581 shares if all amounts under the Note are converted and 2,840,909 shares if all Warrants are exercised for a total of 18,163,490 shares.

5.	“whether the sellers are in the business of underwriting securities, and”

We believe that the Selling Shareholders are not in the business of underwriting securities as there were underwriters acting as intermediaries between the Company and the lenders in both the June and March loans, Drexel and Stifel.

6.	“finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.”

The Selling Shareholders are lenders to the Company. There was not a direct sale of shares of common stock in exchange for cash nor any immediate conversion of the Notes or exercise of the Warrants. Further, there are limits in place to prevent one large lump sum of the shares being registered from being issued at any one time. Therefore, this was not a primary offering by the issuer using the Selling Shareholders as a conduit.

April 29, 2019
Page 4 of 5

With respect to the Conversion Price adjustment features, those are more fully described in response to comment 2. To address the concern that the Conversion Price Adjustment features could result in additional securities being issued to the lenders, such result would be prohibited by the floor of $0.31 which has been taken into consideration in calculating the number of shares being registered.

In light of the above analysis under the CD&I 214.02 and all of the facts and circumstances in the transaction, we believe that the pending registration is truly for a secondary offering as this was a loan and the shares being registered will not be issued until some time in the future, if ever, and then, if issued, may be issued on a limited basis.

2.      We have revised the disclosure to describe the potentially dilutive nature of any conversion of the Notes or exercise of Warrants, including a description of events that will trigger an adjustment to the conversion price and an explanation of how the conversion price will be adjusted as follows:

Conversion of the March Notes and exercise of the March Warrants (defined and described below) would have a potentially dilutive effect to our existing shareholders for two primary reasons: (i) conversion or exercise would result in the issuance of additional shares of our common stock thereby reducing the percentage ownership interest of all of our current shareholders; and (ii) conversion or exercise at a price lower than the price at which our common stock is trading increases the number of shares we will issue and the subsequent resale of those shares creates downward pressure on our stock price and value.

Amounts due and owing under the March Notes are convertible into shares of our common stock at an initial conversion price of $1.67 (the “initial conversion price”). The March Notes contain anti-dilution protection provisions for the lenders whereby the initial conversion price will be adjusted downward upon the occurrence of any one of more of the following events if such events are for a consideration per share lower than $1.67 (a “dilutive issuance”). However, the conversion price of the March Notes may never be lower than $0.31 per share (the “floor price”).

Events which would result in downward adjustment of the initial conversion price if such events were for a consideration per share lower than $1.67:

1.	Issuance of shares of common stock;
2.	Issuance of options;
3.	Issuance of convertible securities;
4.	Change in existing option price or rate of conversion;
5.	A subdivision or combination of common stock (such as a stock split, stock dividend, stock combination, recapitalization, or similar transaction);
6.	Issuance of variable price securities;
7.	Any other event which would have a dilutive effect on the March Notes; and
8.	A voluntary adjustment of the initial conversion price by us with the consent of the Noteholders.

April 29, 2019
Page 5 of 5

Due to the floor of $0.31, we calculate the maximum number of shares issuable under the March loan to be 15,322,581 shares if all amounts under the Note are converted and 2,840,909 shares if all Warrants are exercised for a total of 18,163,490 shares.

The March Notes are also convertible pursuant to alternate conversion features in the event of the following:

1.	In the event of either a bankruptcy or failure to pay any amounts due under the agreements, the March Notes are convertible at an alternate conversion price of the greater of (x) $0.31 and (y) the lower of (i) the Conversion Price then in effect, and (ii) 75% of the lowest volume-weighted average price per share of the common stock during the ten consecutive trading day period;

2.	In the event of a default under the agreements (other than a bankruptcy or failure to pay as described above), the March Notes are convertible at an alternate conversion price of the greater of (x) $0.31 and (y) the lower of (i) the Conversion Price then in effect, and (ii) 80% of the lowest volume-weighted average price per share of the common stock during the ten consecutive trading day period; and

3.	At any time, at the option of the Note Holder, the March Notes are convertible at an alternate conversion price of the greater of (x) $0.31 and (y) the lower of (i) the Conversion Price then in effect, and (ii) 85% of the lowest volume-weighted average price per share of the common stock during the ten consecutive trading day period;

We have also amended the Registration Statement to update it with current financial information and material developments.

Thank you for your continued review of the Registration Statement. Please let us know if you have any further comments.

Very truly yours,

/s/ Lynne Bolduc

Lynne Bolduc, Esq.